03037796

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey Limited

*CURRENT ADDRESS Level 7
470 Collins Street
Melbourne Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

FILE NO. 82- 34754 FISCAL YEAR 6/30/02

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/24/03


annual report
NORWOOD ABBEY
2002

CONTENTS



Norwood Abbey Ltd. ("Norwood") is currently developing four projects of which three are device-based drug delivery systems and the fourth an immunology project. The prime focus of the Company is commercialisation of all four projects and generation of early revenue streams.

Norwood's drug delivery technologies are aimed at delivering selected drugs in a far more efficacious manner. The three drug delivery projects are all designed to address specific 'drug delivery problems'. The annual global drug delivery market is US$50 billion and is projected to grow to US$100 billion by 2005 and is one of the highest growth areas in the pharmaceutical industry.

In the course of the last twelve months the Company has continued to develop its projects with the goal of reaching a stage where they are in a position to be commercialised.

During the year, a major commercial arrangement was negotiated between Norwood and USA pharmaceutical firm, Ferndale Laboratories Inc. for the use of the laser technology in the administration of Ferndale's local anaesthetic. Under the proposed arrangements, Norwood expects to receive an attractive margin on the sale of its disposable tips. Subject to FDA clearance, sales are expected to commence in the USA in 2003.

The Company has been carrying out research at the Massachusetts Institute of Technology (MIT), for the development of a small 'micro-needle' drug delivery device, designed to enable very precise delivery of a drug 'over time'. A hand held prototype device has been completed and the Company is in preliminary discussions with pharmaceutical companies for the commercialisation of this technology. Norwood's gene transfer technology has progressed over the past 12 months with encouraging results warranting the extension of the research program.

In 2002 research and clinical trials continued in relation to the Company's immunology project. The primary focus of the work has been the re-growth of the thymus gland in adults, with the potential for a substantial increase in the output of new T cells. The initial clinical studies have produced extremely encouraging results and the Company believes that the technology could make a substantial impact on the treatment of a range of illnesses. In the course of the year the Company commenced discussions with potential pharmaceutical partners with respect to the commercialisation of the technology.

In a major scientific breakthrough this year, researchers at Monash announced that they had grown a completely new, fully functional thymus in an animal. The ability to grow a new thymus in man may provide a treatment for patients who have a reduced immune system and whose thymus cannot be re-grown. Norwood signed a new exclusive licensing arrangement with Monash, which gives the Company an exclusive license to develop and commercialise further discoveries in the field of thymic function.

Since June 30 2001, Norwood has successfully completed two capital raisings of $5.5 million and has arranged a further $20 million equity line of credit. It is currently envisaged that the Company will need to raise additional capital prior to becoming cash flow positive.

In the course of the last twelve months the Company has been fortunate to appoint some outstanding new members of staff – both in Australia and in the USA. In addition, the appointment of Dr John Jefferis to the Board of Directors of the Company, has substantially added to the strength of the Board.

The Directors and Management believe that 2003 will be a year when Norwood begins to see the benefits of the initiatives established over the past three years. The Company is aiming to progressively negotiate arrangements with pharmaceutical partners and the Directors of Norwood are confident that our partnerships and technologies will provide long-term benefits for all Norwood shareholders.

Norwood, like most companies, faces many challenges. The primary challenges relate both to the development of its technology platforms, as well as the time consuming and complex task of negotiating satisfactory partnership arrangements for the commercialisation of its technologies. Given that the intellectual pedigree of many of the projects emanates from the USA, and that the expectation is that the majority of the commercial arrangements are likely to involve overseas based partners, there will always be a challenge in respect to communication, logistics and personnel. This is one of the reasons that the Company currently envisages a progressive movement towards USA based operations. While the rewards for success in the medical areas being addressed by Norwood can be very substantial, the investment timeframes generally tend to be mid to long term.

I would like to particularly thank Mr Mark Cashmore – who resigned from the Board in the course of the year – for his invaluable support in the establishment and initial development of the Company. In addition, I would like to thank Dr Kevin Marchitto and Dr Steven Flock for their assistance over several years and who returned to the United States to pursue their own research interests.

I would like to express my personal thanks to all of the Directors of the Company, as well as all of the Norwood team for their support, commitment and dedication throughout the course of the year.

Finally, thank you to all of our shareholders, the owners of the Company, for their continued support and faith in the future of Norwood.

Peter Hansen
CHAIRMAN AND CEO


ITY

LASER ASSISTED DELIVERY

- **Commercial agreement secured for North America**
- **USA commercial strategy finalised**
- **Outsourcing manufacturing to reduce working capital requirements**
- **USA FDA 510(k) market clearance application submitted**
- ***Several patents issued strengthening intellectual property portfolio***

Norwood entered into a strategic commercialisation agreement with Ferndale Laboratories Inc., a respected drug developer, manufacturer and marketer of a range of pharmaceutical products, based in Michigan, USA. The agreement forms part of the overall strategy for the commercialisation of Norwood's laser technology, as it relates to the administration of a local anaesthetic, specifically the Ferndale product Ela-Max®, throughout North America.

Norwood's laser device alters the outer layer of skin (the stratum corneum), allowing drugs to be delivered more efficiently into the human body.

Each time the device is used, a single-use disposable tip (consumables) will be required. The profit drivers for the laser application are the consumables - the disposable tips and drug. The projected high margins on the consumables are expected to realise strong and sustained future revenue streams from the project. Norwood has appointed a North America-based commercial director to drive the laser strategy.

Additionally, to ensure the lowest cost base for the product and for logistical reasons, the manufacture of both the device and disposable tips, is being outsourced to international groups with extensive experience in the manufacture of medical devices. Outsourcing the manufacturing of both device and disposable tips is expected to reduce Norwood's working capital requirements and has the potential to lower the cost of the device and disposable tips.

Norwood's laser device has completed clinical trials required for FDA registration, and is currently awaiting clearance of its FDA 510(k) marketing application.

During 2002, several patents were issued relating to the laser technology, further strengthening a very comprehensive patent position.

IMMUNOLOGY

- **Clinical studies produce strong positive results**
- **Commercial discussions in late stage**
- ***Secured long-term agreements with Monash research team***
- **Research acknowledged as being amongst best in the world**

The thymus is arguably the most important organ of the human immune system. Its function is essential because it is the primary site for production of T cells. The thymus is almost totally inactive in adults.

Monash University researchers have shown that GnRH analogue drugs stimulate the possible re-growth of the thymus gland in adults and the consequent production of new T cells.

Clinical studies have produced extremely encouraging initial results. A substantial proportion of treated patients have demonstrated a clinically significant increase in T cells.

The Company is in late stage discussions with potential pharmaceutical partners which have the GnRH analogue drugs that could be used in both clinical trials as well as in the commercialisation of the technology.

Associate Professor Richard Boyd and his team at Monash, Norwood's research partner, made an enormous scientific breakthrough involving the thymus which was published as a cover article in the prestigious scientific journal, Nature Immunology in July 2002.

In addition to the agreement established in November 2000, Norwood has a new research agreement with Monash University under which the Company has obtained an exclusive licence to develop and commercialise further discoveries and developments in the field of thymic function and associated scientific fields, including a new gene discovery program.


our
TECHNOLOGIES

MICRONEEDLES

- **Handheld microneedle prototype device completed**
- **Animal pre-clinical testing commences**
- **Early stage discussions with major pharmaceutical companies**
- **Patent position solid and confirmed**

Norwood's microneedle system provides dosage control and precise delivery of pharmaceuticals complementing and completing the Company's capability to deliver drugs with a broad range therapeutic index. The small, sophisticated device based on microneedle arrays permits the accurate delivery of biologically based drugs (ie. proteins, peptides or carbohydrates) which, to date, has been difficult to achieve using traditional delivery systems. The market for delivery systems for this drug category is currently US$1.1 billion growing to US$4.4 billion by 2006.

Preclinical studies of the technology are underway at MIT in Boston and extensive patent applications have been filed, in the USA, for a number of aspects of the design of the device. The Company believes that there are significant potential market opportunities offered by this low cost design concept and interest from major pharmaceutical groups has already been received. Norwood is presently seeking a partner with particular drug delivery challenges, who will work with the Company to take this technology through the development stage and into the market.

GENE TRANSFER TECHNOLOGY

- **Team of local and international collaborators assembled to develop the technology**
- **Massachusetts General Hospital (MGH) option agreement extended due to encouraging research results**
- **Commercial discussions began at the American Society of Gene Therapy Annual Meeting in Boston, June 2002**
- **As a result of research information, further supporting patents lodged**

Gene transfer technology is an enabling platform that will allow Gene Therapy to become a commercial reality. The USA FTC estimates the market for Gene Therapy to be US$45 billion by 2010. Current techniques for combining molecules into target cells have been complicated and potentially hazardous.

Work on Norwood's non-viral technology to insert molecules into cells has progressed steadily over the past 12 months with both its local and international collaborators. The results of the research have been sufficiently encouraging to warrant extending the research program prior to entering into a full license with MGH for the technology. To further strengthen the commercial applicability of the technology a further two patents have been lodged.



COMPANY OVERVIEW

- **New York based fund Indus Capital becomes substantial shareholder**
- **Continuing movement of shareholder base to USA institutional investors**
- **New York based strategic, corporate and investor relations advisors appointed**
- **$5.5 million raised through successful private placements**
- **$20 million equity funding facility established with New York fund**

Institutional support for Norwood was strong in 2002 with the company's shareholder base increasing from 2,900 to 3,500, a rise of approximately 21%. The company's share register reflects a continuing movement in shares from Australia to institutional investors primarily in the USA. Subsequent to year-end, New York based institution Indus Capital, LLC became a substantial shareholder with a holding of approximately 6.43%.

Since the end of the financial year, Norwood has appointed New York investor relations firm, Lippert Heilshorn & Associates to support the growing USA shareholder base.

Norwood furthered its international campaign in 2002 with the appointment of Global Markets Capital Corporation as the company's strategic and corporate advisors in the USA. The association will assist Norwood in gaining access to the USA capital markets and will help create an awareness in the company's technologies and will advise Norwood on the merits and timing for a NASDAQ listing.

The company has been able to underpin its financial position during the year by achieving milestones on each of its projects and securing its intellectual property position. The strength of the Company's patent portfolio can be shown by the fact that an additional nine patents issued since June 30 2001, and an additional 14 patent applications have been lodged. The Company now has in excess of 40 patents and patent applications.

During and since the end of the financial year, Norwood successfully completed two capital raisings, which raised $5.5 million. Also available to the company is an at call equity line of credit for $20 million established with New York based investment fund Global Emerging Markets.

Norwood appointed Jeffrey Bell to the position of joint Company Secretary in September 2001. In February 2002 Norwood appointed Dr John Jefferis to the Board of Directors. As former Senior Vice President of Pfizer Inc, Dr Jefferis brings extensive commercial and health care industry expertise to the company. He will also act as consultant to Norwood on matters relating to product development opportunities, partnering arrangements and international commercialisation of Norwood's projects.

Mark Cashmore resigned as Non-Executive Director in January 2002. Additionally Dr Kevin Marchitto resigned from the Board and returned to the USA.

Institutional support for Norwood was strong in 2002 with the company's shareholder base increasing from 2,900 to 3,500, a rise of approximately 21%.



CORPORATE GOVERNANCE STATEMENT

The directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

THE BOARD OF DIRECTORS

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise a majority of non-executive directors;
- the directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a regular basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each director prior to that meeting.

On the day the directors' report is made out, the Board consisted of two executive directors and three non-executive directors. Details of the directors are set out in the directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a quarterly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

INDEPENDENT PROFESSIONAL ADVICE

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as directors.

NOMINATION COMMITTEE

The Board has established a nomination committee consisting of the following non-executive directors:

- Mr. R. Lewis (Joint Chairman)
- Mr. D. Ryan (Joint Chairman)
- Mr. M. Cashmore (resigned 23 January 2002)

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with suitability of applicants for Board membership.

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

REMUNERATION COMMITTEE

The Board has established a remuneration committee consisting of the following non-executive directors:

- Mr. D. Ryan (Chairman)
- Mr. R. Lewis
- Mr. M. Cashmore (resigned 23 January 2002)

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 5, 6 and 7 to the financial statements.

AUDIT COMMITTEE

The Board has established an audit committee consisting of three directors, at least two of whom are non-executive directors. The current members of the audit committee are:

- Mr. R. Lewis (Chairman)
- Mr. D. Ryan
- Mr. P. Hansen
- Mr. M. Cashmore (resigned 23 January 2002)

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The audit committee generally invites the Chief Financial Officer and the external auditors to attend audit committee meetings. The audit committee also meets with and receives regular reports from the external auditors concerning any matters which arise in connection with the performance of their respective roles, including the adequacy of internal controls.

RISK MANAGEMENT

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

CODE OF CONDUCT

As part of the Board's commitment to the highest standard of conduct, the company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2002. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	Particulars
Mr. P.J. Hansen	Executive Chairman, aged 57 joined the Board in 1999.
Mr. D.M. Ryan	Chartered Accountant, aged 56 joined the Board in 1999 and in an executive capacity from May 2000 as Director of Finance. Resigned as an executive director on 22 November, 2000 and remains a member of the Board in a non-executive capacity.
Mr. R.S. Lewis	Financial Advisor, aged 55, joined the Board in 1999 in a non-executive capacity.
Dr. J.E. Jefferis	Medical Scientist, aged 71, joined the Board in February 2002 in a non-executive capacity.
Mr. P.B. Simpson	Pharmacist, aged 52, joined the Board in 1999 in a non-executive capacity. On 4 August 2000 joined executive management team.
Mr. M.E. Cashmore	Investor, aged 54, joined the Board in 1999 in a non-executive capacity and resigned during the year.
Dr. K.S. Marchitto	Research Scientist, aged 46, joined the Board in 2000 in an executive capacity as Director of Technology and resigned during the year.
Dr. S.T. Flock	Research Scientist, aged 43, joined the Board in 2000 as an alternate director for Dr. Marchitto and resigned during the year.

The above named directors held office during and since the end of the financial year except for:

Mr. M.E. Cashmore	Resigned 23 January 2002
Dr. K.S. Marchitto	Resigned 28 September 2001
Dr. S.T. Flock	Resigned 28 September 2001
Dr. J.E. Jefferis	Appointed 25 February 2002

PRINCIPAL ACTIVITIES

The consolidated entity's principal activities in the course of the financial year were the research and development of medical technologies relating to drug delivery and therapies.

REVIEW OF OPERATIONS

The consolidated operating loss after income tax for the financial year ended 30 June 2002 was $8,577,507 (2001 - $5,697,720).

Laser Assisted Drug Delivery (LAD)

During the financial year, the company completed the major product development activities for the LAD Project, commenced manufacture of small scale quantities of product, achieved key FDA regulatory milestones and entered into a commercial arrangement for the marketing of the LAD in North America. Research and development was also conducted on other drug applications and potential partnership opportunities were investigated.

The company entered into a Heads of Agreement with Ferndale Laboratories, Inc. in November 2001 and completed a Commercialisation Agreement in mid 2002. Ferndale, based in Detroit (Michigan – USA), is a pharmaceutical company specialising in local anaesthesia and dermatology products. This arrangement positions Norwood extremely well for an entry in the US market on receipt of FDA marketing clearance. Norwood and Ferndale jointly conducted extensive market research to define the product strategy for the US market and have formed a Joint Management Team to implement the US strategy.

The company completed the final FDA clinical trial and submitted an FDA 510(k) application to the agency in April 2002 which is currently under review.

In addition to the progress in anaesthesia, the company has conducted extensive evaluation of opportunities for use of the laser with other drugs. A short list of possible drug candidates has been identified and specific projects have been defined with the first being implemented in vaccines.

REVIEW OF OPERATIONS (continued)

Immunology

The company made significant progress in its immunology project during the year. Clinical studies were initiated in key areas of the project and the initial clinical results from one of the studies, in Bone Marrow Transplant, showed encouraging results with a clear improvement in patient outcomes.

Additionally, the agreement with Monash originally established in November 2000 was extended and a broader Immunology Research Agreement was established that will further enhance the commercialisation opportunities of this world-leading research. The company is continuing negotiations with a number of potential pharmaceutical partners.

Microneedles

The microneedle technology being developed at Massachusetts Institute of Technology is targeted at the delivery of biological drugs and achieved key milestones during the year. Firstly, bench-level working prototypes were completed in November 2001 and most recently hand-held working prototypes were produced which are now being tested in pre-clinical studies. Commercial discussions have been initiated for the ongoing development of the technology for specific candidate drugs.

Gene Transfer Technology

The focus for the year of the Gene Transfer Technology was 'proof of concept'. A multi-centre team, including collaborators and expert advisors from Monash University was established in mid 2001. The research conducted within this network of experts successfully delivered DNA into cells.

Additionally, a market analysis was carried out which identified key market needs and opportunities for the technology. Commercial discussions have been initiated for the ongoing development of the technology.

Corporate

The year saw a significant change in our share registry with the number of shareholders growing to more than 3,500. The level of US-based support increased to greater than 15% of shares on issue.

The company was also able to successfully negotiate the establishment of a $20 million equity line of credit with New York based investment fund, Global Emerging Markets (GEM), and the completion of a $1.4 million placement during June 2002.

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

Subsequent to year end the company raised $4,132,000 through the issue of 6,886,668 ordinary shares at $0.60 each in a private placement. Subscribers also received two options for every two shares subscribed for, one exercisable at $1.00 and expiring on 31 December 2003 and the other exercisable at $1.20 and expiring on 31 December 2003.

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

DIVIDENDS

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

SHARE OPTIONS

Share Options Granted to Executives

On 27 August 2001, an aggregate of 1,000,000 share options were granted to the following executives of the company. 550,000 options are exercisable at $1.50 immediately, 50,000 at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days, 50,000 at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days, 50,000 at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days, 50,000 at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days and 250,000 at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days. All options expire on 31 December 2005. None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

DIRECTORS AND EXECUTIVES	NUMBER OF OPTIONS GRANTED	ISSUING ENTITY	NUMBER OF ORDINARY SHARES UNDER OPTION
B. Romanin	750,000	Norwood Abbey Limited	750,000
J.H. Bell	250,000	Norwood Abbey Limited	250,000

Executive and Employee Share Option Plan

Further details of the executive and employee option plan are disclosed in note 7 to the financial statements.

Further details of options exercised during the financial year are disclosed in note 21 to the financial statements.

DIRECTORS' MEETINGS

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, six Board meetings, one nomination committee meeting, two remuneration committee meetings and four audit committee meetings were held.

	BOARD OF DIRECTORS		NOMINATION COMMITTEE		REMUNERATION COMMITTEE		AUDIT COMMITTEE	
DIRECTORS	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED	HELD	ATTENDED
P.J. Hansen	6	6	1	1	2	2	4	3
D.M. Ryan	6	6	1	1	2	2	4	4
R.S. Lewis	6	6	1	1	2	2	4	4
P.B. Simpson	6	6	1	1	2	2	-	-
J.E. Jefferis	1	1	-	-	-	-	-	-
M.E. Cashmore	3	3	-	-	1	1	2	-
K.S. Marchitto	2	2	-	-	-	-	-	-
S.T. Flock (alternate)	2	-	-	-	-	-	-	-

DIRECTORS' SHAREHOLDINGS

The following table sets out each director's relevant interest in shares and options in shares of the company or a related body corporate as at the date of this report.

DIRECTORS	FULLY PAID ORDINARY SHARES	OPTIONS OVER FULLY PAID ORDINARY SHARES
P.J. Hansen	21,300,000	7,233,336
D.M. Ryan	3,531,000	1,166,668
R.S. Lewis	1,400,000	466,664
P.B. Simpson	-	3,000,000
M.E Cashmore	9,506,593	4,000,000
K.S. Marchitto	1,235,562	2,500,000
S.T. Flock	1,235,562	2,520,000
	38,208,717	20,886,668

DIRECTORS' AND EXECUTIVES' REMUNERATION

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 5, 6 and 7 to the financial statements.

The following table discloses the remuneration of the directors of the company and the consolidated entity:

DIRECTORS	SALARY/FEES $	BENEFITS/BONUS $	SUPERANNUATION $	TOTAL $
Executive Directors				
P.J. Hansen	240,000	77,541	19,200	336,741
P.B. Simpson	280,000	100,000	22,400	402,400
K.S. Marchitto (resigned 28/9/01)	492,500	-	4,600	497,100
Non - Executive Directors				
D.M. Ryan	55,000	-	2,800	57,800
R.S. Lewis	55,000	-	-	55,000
J.E. Jefferis	16,667	-	-	16,667
M.E. Cashmore (resigned 23/1/02)	20,000	-	-	20,000

The following table discloses the remuneration of the executive officers of the company and the consolidated entity:

NAME	SALARY/FEES $	BENEFITS/BONUS $	SUPERANNUATION $	TOTAL $
Company and Consolidated Entity				
S.T. Flock (resigned 28/9/01)	492,500	-	4,600	497,100
B. Romanin	249,166	26,602	19,933	295,701
R.G. Walmsley	178,979	-	15,040	194,019
J.H. Bell	117,231	12,882	9,250	139,363

No options were issued to directors during the financial year. Options issued to executives during the financial year are disclosed in the directors' report under share options.

DIRECTORS' REPORT (CONTINUED)

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the company secretaries, Mr. D.M. Ryan and Mr. J.H. Bell (appointed 13 September, 2001), and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

ROUNDING OFF OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

Mr. P.J. Hansen
Melbourne, 27th September, 2002.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
505 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Telephone (03) 9208 7000
Facsimile (03) 9208 7001
www.deloitte.com.au

Deloitte Touche Tohmatsu

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF NORWOOD ABBEY LIMITED

Scope

We have audited the financial report of Norwood Abbey Limited for the financial year ended 30 June 2002 as set out on pages 13 to 34. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Norwood Abbey Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

G J McLean
Partner
Chartered Accountants
Melbourne, 27 September 2002

The liability of Deloitte Touche Tohmatsu, is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

DIRECTORS' DECLARATION

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the directors

Mr. P.J. Hansen
Melbourne, 27th September, 2002.

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	NOTE	CONSOLIDATED		COMPANY	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Revenue from ordinary activities	2(a)	416	1,258	368	2,827
Employee benefits expense		(2,364)	(1,836)	(1,939)	(1,575)
Depreciation and amortisation expense		(1,856)	(1,697)	(380)	(221)
Borrowing costs		(24)	(2)	(24)	(2)
Non-current asset write-down	2(c)	(219)	(1,069)	(219)	(754)
Contract Settlement		(870)	-	(870)	-
Net foreign exchange loss		-	(107)	(1,050)	-
Legal costs		(649)	(167)	(565)	(141)
Marketing and investor relations costs		(525)	(153)	(525)	(153)
Office costs		(225)	(383)	(191)	(343)
Patent maintenance costs		(228)	(155)	(228)	(155)
Professional fees		(770)	(376)	(578)	(225)
Travel		(925)	(461)	(572)	(224)
Other expenses from ordinary activities		(339)	(550)	(302)	(531)
Loss From Ordinary Activities Before Income Tax Expense	2	(8,578)	(5,698)	(7,075)	(1,497)
Income tax expense relating to ordinary activities	4	-	-	-	-
Net Loss From Ordinary Activities After Related Income Tax Expense	22	(8,578)	(5,698)	(7,075)	(1,497)
Total Changes In Equity Other Than Those Resulting *From Transactions With Owners As Owners*		(8,578)	(5,698)	(7,075)	(1,497)
Earnings Per Share					
Basic (cents per share)	24	(8.12)	(5.51)		
Diluted (cents per share)	24	(8.12)	(5.51)		

Notes to the financial statements are included on pages 17 to 34.

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2002

	NOTE	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	COMPANY 2002 $'000	COMPANY 2001 $'000
CURRENT ASSETS					
Cash assets		2,602	14,870	2,543	14,787
Receivables	9	77	137	77	137
Inventories	10	493	211	493	211
Other	11	429	53	428	52
TOTAL CURRENT ASSETS		3,601	15,271	3,541	15,187
NON-CURRENT ASSETS					
Other financial assets	12	6	6	21,199	18,793
Plant and equipment	13	1,490	1,596	1,490	1,596
Intangibles	14	12,688	13,245	1,821	1,489
Other	15	16,852	10,842	14,983	10,460
TOTAL NON-CURRENT ASSETS		31,036	25,689	39,493	32,338
TOTAL ASSETS		34,637	40,960	43,034	47,525
CURRENT LIABILITIES					
Payables	16	2,694	1,667	2,596	1,218
Interest-bearing liabilities	17	36	154	36	154
Provisions	18	241	266	219	266
TOTAL CURRENT LIABILITIES		2,971	2,087	2,851	1,638
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	19	118	-	118	-
Provisions	20	42	118	42	118
TOTAL NON-CURRENT LIABILITIES		160	118	160	118
TOTAL LIABILITIES		3,131	2,205	3,011	1,756
NET ASSETS		31,506	38,755	40,023	45,769
EQUITY					
Contributed equity	21	49,458	48,129	49,458	48,129
Accumulated losses	22	(17,952)	(9,374)	(9,435)	(2,360)
TOTAL EQUITY		31,506	38,755	40,023	45,769

Notes to the financial statements are included on pages 17 to 34.

STATEMENT OF CASHFLOWS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	NOTE	CONSOLIDATED		COMPANY	
		2002 $'000 Inflows (Outflows)	2001 $'000 Inflows (Outflows)	2002 $'000 Inflows (Outflows)	2001 $'000 Inflows (Outflows)
Cash Flows From Operating Activities					
Payments to suppliers and employees		(6,509)	(3,928)	(5,495)	(2,970)
Interest received		369	1,195	369	1,195
Interest paid		(1)	(2)	(1)	(2)
Other revenue		37	-	37	-
Net cash used in operating activities	29(b)	(6,104)	(2,735)	(5,090)	(1,777)
Cash Flows From Investing Activities					
Payment for plant and equipment		(241)	(1,322)	(241)	(1,322)
Proceeds on sale of plant and equipment		17	3	17	3
Payment for investment securities		-	(7)	-	(6)
Loan funds to wholly owned controlled entities		-	-	(2,704)	(1,444)
Payment for acquisition of intangible assets		(1,090)	(860)	(551)	(585)
Research and development costs paid		(6,048)	(8,559)	(4,873)	(8,246)
Net cash used in investing activities		(7,362)	(10,745)	(8,352)	(11,600)
Cash Flows From Financing Activities					
Repayment of borrowings		(49)	-	(49)	-
Payment of share issue costs		-	(2,380)	-	(2,380)
Proceeds from issue of shares		1,401	30,000	1,401	30,000
Net cash provided by financing activities		1,352	27,620	1,352	27,620
Net (Decrease)/Increase In Cash Held		(12,114)	14,140	(12,090)	14,243
Cash at beginning of the financial year		14,716	576	14,633	390
Cash At The End Of The Financial Year	29(a)	2,602	14,716	2,543	14,633

Notes to the financial statements are included on pages 17 to 34.

1. SUMMARY OF ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable

Trade payables and other amounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

(c) Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(d) Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The following estimated useful lives are used in the calculation of depreciation:

Research and development equipment	5 – 15 years
Office furniture and equipment	5 – 15 years
Computer software	3 years
Leasehold Improvements	3 years
Motor Vehicles	6 – 7 years

(e) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave and long service leave expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of long service leave which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date.

(f) Foreign Currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in the statement of financial performance in the period in which they arise.

(g) Financial Instruments Issued by the Company

Equity Instruments
Equity instruments are classified as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments
Transaction costs arising on the issue of shares have been recognised directly in equity as a reduction of the proceeds of shares issued to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of the shares and which would not have been incurred had those instruments not been issued.

Costs associated with the company's capital raising and ASX listing that have been incurred to 30 June 2002 have been recognised directly in equity as a reduction of the proceeds of shares issued.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(h) Goods and Services Tax

Expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense;

or

ii. for payables which are recognised inclusive of GST.

The net amount of GST recoverable from the taxation authority is included as part of receivables.

Cashflows are included in the statement of cashflows on a gross basis. The GST component of cashflows arising from investing and financing activities which is recoverable from, or payable to, the taxation authorities is classified as operating cashflows.

(i) Income Tax

Tax effect accounting principles have been adopted whereby income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable.

(j) Intellectual Property and Patents

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries are recorded at their fair value upon acquisition. The directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life. In the opinion of the directors the intellectual property does not have a finite useful life.

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the core technology begins upon the commercialisation of the related project and continues over the period in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents 10 - 18 years

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount.

Patent renewal costs are written off as an expense as they are incurred.

(k) Research and Development Costs

Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

Any deferred research and development costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written-off as an expense in the statement of financial performance.

Government grants received or receivable in relation to research and development costs, which are deferred, are deducted from the carrying amount. Grants received or receivable in relation to research and development costs, which are recognised as an expense during the current or previous periods, are recognised as revenue in the statement of financial performance.

(l) Interest-Bearing Liabilities

Bank loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

(m) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory. Inventory is valued on a first in first out basis.

(n) Investments

Investments are recorded at cost. Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(o) Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.

Lease Incentives
In the event that lease incentives are received to enter into non-cancellable operating leases, such incentives are recognised as a liability. Lease payments are allocated between rental expense, reduction of the liability and, where appropriate, interest expense over the term of the lease.

Surplus Leased Space
In the events that premises leased by the economic entity pursuant to a non-cancellable operating lease are identified as surplus to the needs of the economic entity, a liability and expense are recognised equal to the total expected outlay relating to the surplus space.

(p) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all entities that comprise the economic entity, being the company (the parent entity) and it's controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 30 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the economic entity are eliminated in full.

(q) Comparatives

Comparative financial information may be reclassified to ensure comparability with the current reporting period. Where there is a material amendment to the classification of comparative financial information, the nature, reason and amount of the reclassification is disclosed. The consolidated entity has followed the presentation and disclosure requirements of revised Accounting Standard AASB 1005 "Segment Reporting" and AASB 1027 "Earnings Per Share" in the preparation of this financial report. Accordingly, comparative amounts have been reclassified in order to comply with the revised standards.

(r) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(s) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets the expected net cash flows have not been discounted to their present value.

(t) Revenue Recognition

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Liabilities Forgiven
The gross amount of a liability forgiven by a credit provider is recognised as revenue.

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
2. LOSS FROM ORDINARY ACTIVITIES				
Loss from ordinary activities before income tax includes the following items of revenue and expense:				
(a) Revenue from ordinary activities				
Interest revenue – other entities	314	1,255	314	1,255
Proceeds from the sale of plant and equipment	17	3	17	3
Net foreign exchange gain	48	-	-	1,569
Grants received	33	-	33	-
Sundry income	4	-	4	-
	416	1,258	368	2,827
(b) Expenses				
Net foreign exchange loss	-	107	1,050	-
Depreciation of non-current assets:				
- Plant and equipment	191	115	191	116
- Leased assets	64	-	64	-
Amortisation of non-current assets				
- Intangibles	1,601	1,582	125	105
Net transfers to provisions:				
- Employee entitlements	41	35	22	35
- Surplus leased space	-	194	-	194
Operating lease rental expenses				
- Minimum lease payments	137	124	137	124
Borrowing costs:				
- Interest - other entities	1	2	1	2
- Interest – finance lease	23	-	23	-
(c) Non-current asset write-down				
Write-down of patents	-	573	-	258
Write-down of call option over technology	-	496	-	496
Write-down of research & development costs	219	-	219	-
	219	1,069	219	754
3. SALE OF ASSETS				
Sale of assets in the ordinary course of business have given rise to the following gains/(losses):				
Net Gains/(Losses)				
- Plant and equipment	9	(9)	9	(9)

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
4. INCOME TAX				
(a) *The prima facie income tax benefit on pre-tax accounting loss reconciles to the income tax benefit in the financial statements as follows:*				
Loss from ordinary activities	(8,578)	(5,698)	(7,075)	(1,497)
Income tax benefit calculated at 30% (2001: 34%) of operating loss	(2,573)	(1,937)	(2,122)	(509)
Permanent Differences:				
Research & development	(228)	(458)	(116)	(427)
Write-back patent write-off	-	195	-	88
Write-back research and development write-off	66	-	66	-
Non-deductible expenses	679	767	211	256
Effect of (higher)/lower rates of tax on overseas income	-	(6)	-	-
Tax losses not brought to account as future income tax benefits (note 4(b))	2,056	1,294	1,961	498
Effect on future income tax benefit and provision for deferred income tax due to the change in income tax rate from 34% to 30% (effective 1 July 2001)	-	173	-	66
	-	(28)	-	(28)
Under provision of income tax in previous year	-	28	-	28
Income tax benefit attributable to operating loss	-	-	-	-
(b) *Future income tax benefits not brought to account as assets:*				
Tax losses – revenue	4,709	2,653	2,920	959
Tax losses – capital	149	149	149	149
	4,858	2,802	3,069	1,108

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

(a) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;

(b) conditions for deductibility imposed by the law are complied with; and

(c) no changes in the tax legislation adversely affect the realisation of the benefit of the deductions.

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	2002 $	2001 $
5. DIRECTORS' REMUNERATION				

The directors of Norwood Abbey Limited during the year were:

- P.J. Hansen
- P.B. Simpson
- D.M. Ryan
- R.S. Lewis
- J.E. Jefferis (appointed 25/02/2002)
- M.E. Cashmore (resigned 23/01/2002)
- K.S. Marchitto (resigned 28/09/2001)

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	COMPANY 2002 $	COMPANY 2001 $
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of the company, directly or indirectly, by the company or by any related party.			1,385,708	1,020,598
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the economic entity, directly or indirectly, by the entities in which they are directors or by any related party.	1,385,708	1,020,598		

5. *DIRECTORS' REMUNERATION* (continued)

	2002 No.	2001 No.
The number of directors of the company whose total income *falls within each successive $10,000 band of income (commencing at $0)*:		
$0 - $9,999	-	1
$10,000 - $19,999	1	-
$20,000 - $29,999	1	-
$30,000 - $39,999	-	2
$50,000 - $59,999	2	-
$70,000 - $79,999	-	1
$280,000 - $289,999	-	1
$290,000 - $299,999	-	1
$300,000 - $309,999	-	1
$330,000 - $339,999	1	-
$400,000 - $409,999	1	-
$490,000 - $499,999	1	-

6. EXECUTIVES' REMUNERATION

	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	COMPANY 2002 $	COMPANY 2001 $
Aggregate remuneration of executive officers of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party.			1,126,183	704,012
Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party.	1,126,183	704,012		

	CONSOLIDATED 2002 No.	CONSOLIDATED 2001 No.	COMPANY 2002 No.	COMPANY 2001 No.
The number of executive officers whose remuneration falls within each successive $10,000 band of income *(commencing at $100,000)*:				
$130,000 - $139,999	1	-	1	-
$170,000 - $179,999	-	1	-	1
$190,000 - $199,999	1	-	1	-
$230,000 - $239,999	-	1	-	1
$290,000 - $299,999	1	1	1	1
$490,000 - $499,999	1	-	1	-

7. EMPLOYEE OPTION PLAN

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

Subsequent to 30 June 2000, the company allocated 722,600 employee and executive options exercisable at $1.50 each entitling the holder to purchase one fully paid ordinary share in the company. Each employee's options vest as follows, 20%, 20%, 30% and 30% after 12, 24, 36, and 48 months respectively, from the date of admission to the official list of the Australian Stock Exchange. Once exercised, the issued shares will rank equally with all other issued shares in the company.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators.

On 2 August 2001 the employees that remained eligible employees under the employee share option plan rules were issued their allocation of staff options. At 30 June 2001, as a result of a decreased number of staff the number of options issued under the plan rules reduced from 722,600 to 633,800. During the current financial year the number of outstanding staff options was reduced by 98,200 to 535,600 reflecting staff movements in the period since issue. Since the end of the financial year a further 54,000 options have been cancelled as a result of further staff reductions. All staff options that remain oustanding expire on 31 December 2004.

The directors of the company, being eligible employees under the employee option plan rules, are entitled to participate in allocations. It was determined by the directors that they would exclude themselves from the initial allocation of employee options.

Exercise restrictions have been placed on employee options over a four year period. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining directors' and executives' remuneration in respect of the financial year as disclosed in note 5 and 6 to the financial statements. The market value of the company's ordinary shares at 30 June 2002 was $0.68.

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	2002 $	2001 $
8. REMUNERATION OF AUDITORS				
Auditing the financial report	61,885	61,000	61,885	61,000
Other Services	-	29,388	-	29,388
	61,885	90,388	61,885	90,388
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
9. CURRENT RECEIVABLES				
Goods and services tax (GST) recoverable	67	66	67	66
Interest receivable	4	60	4	60
Other receivables	6	11	6	11
	77	137	77	137
10. CURRENT INVENTORIES				
Raw materials – at cost	393	154	393	154
Work in progress – at cost	-	57	-	57
Finished goods – at cost	100	-	100	-
	493	211	493	211
11. OTHER CURRENT ASSETS				
Prepayments	429	53	428	52
12. OTHER NON-CURRENT FINANCIAL ASSETS				
At cost:				
Shares and options	6	6	6	6
Shares in controlled entities	-	-	6,748	6,748
Non-trade receivables from wholly owned controlled entities	-	-	14,445	12,039
	6	6	21,199	18,793

13. PLANT AND EQUIPMENT

	CONSOLIDATED			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment under financial lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2001	165	1,721	-	1,886
Additions	4	175	230	409
Disposals	-	(9)	-	(9)
Balance at 30 June 2002	169	1,887	230	2,286
Accumulated Depreciation/Amortisation				
Balance at 30 June 2001	(13)	(277)	-	(290)
Disposals	-	1	-	1
Depreciation expense	(55)	(362)	(90)	(507)
Balance at 30 June 2002	(68)	(638)	(90)	(796)
Net Book Value				
As at 30 June 2001	152	1,444	-	1,596
As at 30 June 2002	101	1,249	140	1,490

	COMPANY			
	Leasehold Improvements at cost	Plant and Equipment at cost	Equipment under financial lease	TOTAL
	$'000	$'000	$'000	$'000
Gross Carrying Value				
Balance at 30 June 2001	165	1,721	-	1,886
Additions	4	175	230	409
Disposals	-	(9)	-	(9)
Balance at 30 June 2002	169	1,887	230	2,286
Accumulated Depreciation/Amortisation				
Balance at 30 June 2001	(13)	(277)	-	(290)
Disposals	-	1	-	1
Depreciation expense	(55)	(362)	(90)	(507)
Balance at 30 June 2002	(68)	(638)	(90)	(796)
Net Book Value				
As at 30 June 2001	152	1,444	-	1,596
As at 30 June 2002	101	1,249	140	1,490

	CONSOLIDATED		COMPANY	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year.				
Plant and Equipment	362	244	362	244
Leased Assets	90	-	90	-
Leasehold Improvements	55	13	55	13
	507	257	507	257

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
14. INTANGIBLES				
Intellectual Property at cost	600	600	600	600
Patents at cost	3,546	1,840	1,492	1,035
Patents at fair value	13,296	13,985	-	-
Accumulated amortisation	(4,754)	(3,180)	(271)	(146)
	12,088	12,645	1,221	889
	12,688	13,245	1,821	1,489
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,574	1,740	125	131
15. OTHER NON-CURRENT ASSETS				
Deferred research and development costs	16,852	10,842	14,983	10,460
Accumulated amortisation	-	-	-	-
	16,852	10,842	14,983	10,460
Research and development costs incurred during the year and deferred to future years before crediting any related grants	6,220	8,205	4,734	7,823
Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	-	-	-	-
16. CURRENT PAYABLES				
Trade payables	1,917	670	1,917	572
Accrued payables	777	997	679	646
	2,694	1,667	2,596	1,218
17. CURRENT INTEREST-BEARING LIABILITIES				
Unsecured:				
Bank overdraft	-	154	-	154
Secured:				
Finance lease liability (i) (note 26)	36	-	36	-
	36	154	36	154
(i) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability.				
18. CURRENT PROVISIONS				
Employee entitlements (i)	165	190	143	190
Surplus leased space (note 26)	76	76	76	76
	241	266	219	266
(i) The aggregate employee entitlement liability recognised and included in the financial statements is as follows: Provision for employee entitlement: - Current (Note 18)	165	190	143	190
	No.	No.	No.	No.
Number of Employees at end of financial year	23	28	22	28
	$'000	$'000	$'000	$'000
19. NON-CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Finance lease liability (i) (note 26)	118	-	118	-
(i) Secured by the assets leased, the current market value of which exceeds the value of the finance lease liability.				
20. NON-CURRENT PROVISIONS				
Surplus leased space (note 26)	42	118	42	118

	CONSOLIDATED		COMPANY	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
21. CONTRIBUTED EQUITY				
Contributed Equity				
107,537,148 fully paid ordinary shares (2001: 105,536,752)	49,458	48,129	49,458	48,129

	2002		2001	
	No. '000	$'000	No. '000	$'000
Fully Paid Ordinary Shares Capital				
Balance at beginning of financial year	105,537	48,129	75,537	20,660
Shares issued	2,000	1,401	30,000	30,000
Share issue costs	-	(72)	-	(2,531)
Balance at end of financial year	107,537	49,458	105,537	48,129

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Share Options

Details of the employee option plan are contained in note 7 to the financial statements and details of directors holdings are contained in note 34(c) to the financial statements.

During the financial year, 396 options over fully paid ordinary shares were exercised at an exercise price of $1.00.

	CONSOLIDATED		COMPANY	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
22. ACCUMULATED LOSSES				
Balance at beginning of financial year	(9,374)	(3,676)	(2,360)	(863)
Net loss	(8,578)	(5,698)	(7,075)	(1,497)
Dividends provided or paid	-	-	-	-
Balance at end of financial year	(17,952)	(9,374)	(9,435)	(2,360)
23. DIVIDENDS				
Refer to the directors' report for details of dividends paid or proposed during the financial year.				
Adjusted franking account balance	-	-	-	-

	2002 Cents per share	2001 Cents per share
24. EARNINGS PER SHARE		
Basic earnings per share	(8.12)	(5.51)
Diluted earnings per share	(8.12)	(5.51)

	2002 No.	2001 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	105,613,562	103,400,752

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2002 $'000	2001 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net loss	8,578	5,698
Earnings used in the calculation of basic earnings per share and diluted earnings per share	8,578	5,698

Information concerning the classification of securities

Earnings per share information has been prepared and is presented in accordance with revised Accounting Standard AASB 1027 "Earnings per Share" and the comparative information has been restated in accordance with the requirements of the revised Standard.

Subsequent to 30 June 2002 the company issued 8,400,001 ordinary shares, 4,200,002 options over ordinary shares exercisable at $1.00 and expiring on 31 December 2003, and 4,200,002 options over ordinary shares exercisable at $1.20 and expiring on 31 December 2003. The options are considered to be potential ordinary shares.

	2002 No.	2001 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options - Ordinary shares	39,871,140	42,335,936

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
25. COMMITMENTS FOR EXPENDITURE				
(a) *Lease Commitments*				
Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 26 to the financial statements.				
(b) *Other Expenditure Commitments*				
Expenditure commitments relating to research projects				
Not longer than 1 year	1,652	2,978	652	2,727
Longer than 1 year and not longer than 5 years	1,000	591	-	591
Longer than 5 years	-	-	-	-
	2,652	3,569	652	3,318

26. LEASES

Finance Leases

Leasing Arrangements

Finance leases relate to motor vehicles with lease terms of 4 years. The consolidated entity has the option to purchase the vehicles for a nominal amount at the conclusion of the lease arrangements.

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Minimum Future Lease Payments				
- Not later than 1 year	49	-	49	-
- Later than 1 year but not later than 5 years	125	-	125	-
Minimum lease payments	174	-	174	-
Less future finance charges	(20)	-	(20)	-
Present value of minimum lease payments	154	-	154	-
Included in the financial statements as:				
Current interest bearing liabilities (note 17)	36	-	36	-
Non-current interest bearing liabilities (note 19)	118	-	118	-
	154	-	154	-

Operating Leases

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment and the office/warehouse facility. The office lease term is for three years with two further option periods of three years each. The company's bankers issued a bank guarantee in favour of the landlord which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the company exercises its option to renew. The company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Non-cancellable operating leases				
- Not later than 1 year	350	406	350	406
- Later than 1 year but not later than 5 years	203	701	203	701
	553	1,107	553	1,107
In respect of the non-cancellable operating leases for office space the following provisions have been recognised:				
Current provisions (note 18)				
Surplus leased space	76	76	76	76
Non-current provisions (note 20)				
Surplus leased space	42	118	42	118
	118	194	118	194

27. CONTINGENT LIABILITIES

During 1994, Electrospect, Inc. (formerly Transmedica International, Inc. which was acquired by the company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights license agreement. The licence fee, net of accumulated amortisation, is included on the balance sheet as patent costs. Under the terms of the agreement, Electrospect will be required to pay additional royalties on products sold which are covered by the patent right. The directors consider that no royalties are due and payable as at 30 June 2002. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence and 2.5% for products non-exclusively licensed and 1% of the net sales price in the case of certain other products.

On 14 June 2000, Norwood entered into an agreement with University of Arkansas Medical Services ("UAMS") to amend the royalty agreement between Electrospect and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party then the 2.5% rate shall be reduced by the percentage royalty payable to such a third party except that the royalty rate payable to UAMS shall never be less than 1.0%. The directors consider that no royalties are due and payable as at 30 June, 2002.

Other royalty obligations are considered not to be material on the basis that such obligations will either have expired prior to the first commercial sale, are capped at amounts which are not material or are predicated upon sales through particular distribution channels in respect of which Norwood has no obligation to sell.

28. SEGMENT INFORMATION

Segment information has been prepared and is presented in accordance with revised Accounting Standard 1005 "Segment Reporting", and the comparative information has been restated in accordance with the requirements of the revised standard.

	EXTERNAL SALES		INTER-SEGMENT		OTHER		TOTAL	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Segment Revenues								
Laser Assisted Drug Delivery Project	-	-	-	-	-	-	-	-
Immunology Project	-	-	-	-	-	-	-	-
Microneedle Project	-	-	-	-	-	-	-	-
Gene Transfer Project	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total of all segments							-	-
Eliminations							-	-
Unallocated							416	1,258
Consolidated							416	1,258

	2002 $'000	2001 $'000
Segment Results		
Laser Assisted Drug Delivery Project	(2,974)	(1,712)
Immunology Project	-	-
Microneedle Project	(25)	(25)
Gene Transfer Project	-	-
Other	-	-
Total of all segments	(2,999)	(1,737)
Eliminations	-	-
Unallocated	(5,579)	(3,961)
Loss from ordinary activities before income tax expense	(8,578)	(5,698)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(8,578)	(5,698)
Extraordinary items	-	-
Net Profit	(8,578)	(5,698)

	ASSETS		LIABILITIES	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Segment assets and liabilities				
Laser Assisted Drug Delivery Project	22,983	22,260	644	553
Immunology Project	3,108	626	1,061	223
Microneedle Project	4,490	2,249	45	76
Gene Transfer Project	904	364	141	44
Other	-	-	-	-
Total of all segments	31,485	25,499	1,891	896
Eliminations	-	-	-	-
Unallocated	3,152	15,461	1,240	1,309
Consolidated	34,637	40,960	3,131	2,205

	Laser Assisted Drug Delivery Project		Immunology Project		Microneedle Project		Gene Transfer Project	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Other segment information								
Acquisition of segment assets	2,470	9,578	2,482	626	2,267	2,274	618	409
Depreciation and amortisation of segment assets	1,798	1,853	-	-	25	25	2	1
Other non-cash expenses	-	-	-	-	-	-	-	-

Geographical Segment Information

The company operates predominantly in Australia, performing research, development and commercialisation of medical technologies relating to drug delivery and therapies.

	CONSOLIDATED		COMPANY	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
29. NOTES TO THE STATEMENT OF CASH FLOWS				
(a) Reconciliation of cash				
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows:				
Cash	2,602	14,870	2,543	14,787
Bank Overdraft	-	(154)	-	(154)
	2,602	14,716	2,543	14,633
(b) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities				
Loss from ordinary activities after related income tax	(8,578)	(5,698)	(7,075)	(1,497)
Depreciation and amortisation of non-current assets	1,855	1,697	380	221
Unrealised foreign exchange loss/(gain)	48	107	1,002	(1,614)
Surplus leased space	-	194	-	194
(Gain)/Loss on disposal of equipment	(9)	9	(9)	9
Patent write-off	-	573	-	258
Research and development write-off	219	-	219	-
Investment write-down	-	496	-	496
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	61	(53)	61	(53)
(Increase)/decrease in current prepayments	16	23	16	23
Increase/(decrease) in current creditors	258	(118)	312	151
Increase/(decrease) in provisions	26	35	4	35
Net cash used in operating activities	(6,104)	(2,735)	(5,090)	(1,777)
(c) Financing facilities				
Lease finance facility, reviewed annually				
- amount used	172	229	172	229
- amount unused	178	121	178	121
	350	350	350	350

30. CONTROLLED ENTITIES

Name of Entity	Country Of Incorporation	Ownership Interest 2002 %	Ownership Interest 2001 %
Parent Entity			
Norwood Abbey Limited	Australia		
Controlled Entities			
Norwood Immunology Pty Ltd (formerly Mediated Immunity Pty Ltd)	Australia	100	100
Norwood Immunology Holdings Pty Ltd	Australia	100	-
Eliza, Inc.	U.S.A.	100	100
Electrospect, Inc. (formerly Transmedica International, Inc.)	U.S.A.	100	100
Spectral BioSystems, Inc.	U.S.A.	100	100

31. ACQUISITION OF CONTROLLED ENTITIES

Name of Entity	Date of Acquisition	Proportion of Shares Acquired %	Cost of Acquisition $'000
Eliza, Inc. (i)	1 September 1999	100	1
Electrospect, Inc. (formerly Transmedica International, Inc.) (ii)	23 December 1999	100	4,871
Spectral Biosystems, Inc. (iii)	25 May 2000	100	1,875
Norwood Immunology Pty Ltd (formerly Mediated Immunity Pty Ltd) (iv)	1 December 2000	100	-
Norwood Immunology Holdings Pty Ltd (v)	19 February 2002	100	-

The results of the above entities are included from the date of acquisition.

(i) The cost of acquisition comprises cash.
(ii) The cost of acquisition comprises cash of $421,000 and shares with a fair value of $4,451,000.
(iii) The cost of acquisition comprises shares with a fair value of $1,875,000.
(iv) The company was incorporated on 1 December 2000.
(v) The company was incorporated on 19 February 2002.

32. NON HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:

	CONSOLIDATED 2002 $'000	CONSOLIDATED 2001 $'000	COMPANY 2002 $'000	COMPANY 2001 $'000
US Dollars				
Non Current Receivables	-	-	9,820	10,786
Current Payables	(1,008)	(760)	(1,008)	(310)

33. FINANCIAL INSTRUMENTS

(a) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the economic entity. The economic entity has adopted the policy of only dealing with creditworthy counterparties. The economic entity measures credit risk on a fair value basis.

The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Interest Rate Risk

The following table details the economic entity's exposure to interest rate risk as at 30 June 2002.

			Fixed Interest Rate Maturity				
	Average Interest Rate %	Variable Interest Rate $'000	Less than 1 year $'000	1 to 5 Years $'000	More than 5 years $'000	Non-Interest Bearing $'000	Total $'000
2002							
Financial Assets							
Cash	4.29	2,602	-	-	-	-	2,602
Receivables	-	-	-	-	-	77	77
Other	-	-	-	-	-	429	429
		2,602	-	-	-	506	3,108
Financial Liabilities							
Accounts payable	14.89	9	-	-	-	2,685	2,694
Borrowings	9.00	-	36	118	-	-	154
Employee entitlements	-	-	-	-	-	165	165
		9	36	118	-	2,850	3,013
2001							
Financial Assets							
Cash	5.36	14,870	-	-	-	-	14,870
Receivables	-	-	-	-	-	137	137
Other	-	-	-	-	-	53	53
		14,870	-	-	-	190	15,060
Financial Liabilities							
Accounts payable	15.50	31	-	-	-	1,636	1,667
Borrowings	16.35	154	-	-	-	-	154
Employee entitlements	-	-	-	-	-	190	190
		185	-	-	-	1,826	2,011

34. RELATED PARTY DISCLOSURES

(a) Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 30 to the financial statements.

(b) Directors' Remuneration

Details of directors' remuneration are disclosed in note 5 to the financial statements.

	Fully Paid Ordinary Shares	
	2002 No.	2001 No.
(c) Directors Equity Holdings		
Ordinary Shares		
Issued during the financial year to directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Redeemed, exercised or bought back during the financial year from directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Held as at reporting date by directors and their director related entities in:		
- Norwood Abbey Limited	38,208,717	40,702,124

	Share Options	
	2002 No.	2001 No.
Other equity instruments		
Issued during the financial year to directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Redeemed, exercised or bought back during the financial year from directors and their director related entities by:		
- Norwood Abbey Limited	-	-
Held as at reporting date by directors and their director related entities in:		
- Norwood Abbey Limited	20,886,668	25,886,668

	CONSOLIDATED		COMPANY	
	2002 $	2001 $	2002 $	2001 $
34. RELATED PARTY DISCLOSURES (continued)				
(d) Other transactions with directors				
The operating loss before income tax includes the following items of expense that resulted from transactions with directors or their director-related entities:				
Consultancy fees	277,984	79,537	277,984	79,537

During the financial year, DMR Corporate Pty Ltd, a company partly owned by Mr. D.M. Ryan provided accounting and financial services to the company totalling $23,904 (2001: $24,785) on normal terms and conditions.

During the financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the company totalling $59,080 (2001: $19,752) on normal terms and conditions.

During the financial year, Vision Quest Bio Research, Inc., a firm associated with Mr. K.S. Marchitto and Mr. S.T. Flock, provided research and patent consultancy services to the company totalling $195,000 (2001: $-) on normal terms and conditions.

During the previous financial year, Mr. P.B. Simpson, provided consultancy services to the company totalling $35,000 on normal terms and conditions.

(e) Transactions Within the Wholly-Owned Group

The wholly owned group includes:

- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 12 to the financial statements.

(f) Controlling Entities

The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

ADDITIONAL STOCK EXCHANGE INFORMATION
(AS AT 23 SEPTEMBER 2002)

Ordinary Share Capital

- 114,523,816 fully paid ordinary shares are held by 3,435 individual shareholders.
  All issued ordinary shares carry one vote per share.

Options

- 41,474,640 options are held by 177 individual optionholders.
  Options do not carry a right to vote.

Distribution Of Holders Of Equity Securities

	Fully Paid Ordinary Shares	Options
1 - 1,000	361	6
1,001 - 5,000	1,537	24
5,001 - 10,000	697	35
10,001 - 100,000	744	74
100,001 and over	96	38
	3,435	177
Holdings less than a marketable parcel	162	

Substantial Shareholders

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
Barloma Nominees Pty Ltd	18,200,000	15.89
National Nominees Limited	10,308,083	9.00
Fieldcove Pty Ltd	9,506,593	8.30
	38,014,676	33.19

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

ADDITIONAL STOCK EXCHANGE INFORMATION
(AS AT 23 SEPTEMBER 2002) (CONTINUED)

Twenty Largest Holders Of Quoted Equity Securities

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
Barloma Nominees Pty Ltd	18,200,000	15.89
National Nominees Limited	10,308,083	9.00
Fieldcove Pty Ltd	9,506,593	8.30
Link Traders (Aust) Pty Ltd	3,750,360	3.27
M.G. Weaver	2,881,680	2.52
JM Asset Management	2,834,995	2.48
P.J. Hansen	2,400,000	2.10
Roxtrus Pty Ltd	2,000,000	1.75
Mantoll Pty Ltd	1,400,000	1.22
Citicorp Nominees Pty Ltd	1,344,245	1.17
Bevillesta Pty Ltd	1,233,334	1.08
E. Sugar	1,222,573	1.07
Softwood Bay Pty Ltd	1,200,000	1.05
Redwood Way Pty Ltd	1,120,000	0.98
Pinta Pty Ltd	1,081,000	0.94
D.M. Ryan	1,050,000	0.92
S.T. Flock	1,027,412	0.90
Merrill Lynch (Australia)	902,230	0.79
C.H. Vestal	843,444	0.74
C. Shandler	833,400	0.73
	65,139,349	56.88

COMPANY SECRETARIES

Mr. D.M. Ryan & Mr J.H. Bell

PRINCIPAL REGISTERED OFFICE

Level 7
470 Collins Street
MELBOURNE VIC 3000
Tel: (03) 9629 4277

PRINCIPAL ADMINISTRATION OFFICE

63 Wells Road
CHELSEA HEIGHTS VICTORIA 3196
Tel: (03) 9782 7333

SHARE REGISTRY

Computershare Registry Services Pty Ltd
12/565 Bourke Street
MELBOURNE VIC 3000

STOCK EXCHANGE LISTINGS

Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited.

CORPORATE DIRECTORY

NORWOOD ABBEY LIMITED

ACN 085 162 456
ABN 20 085 162 456

BOARD OF DIRECTORS

Peter Hansen : Chairman and Chief Executive Officer

Peter Simpson : Director of Business Development and Licensing

Derek Ryan : Non Executive Director and Joint Company Secretary

Ron Lewis : Non Executive Director

John Jefferis : Non Executive Director

EXECUTIVE MANAGEMENT GROUP

Peter Hansen : Chairman and Chief Executive Officer

Jeffrey Bell : Chief Financial Officer and Joint Company Secretary

Peter Simpson : Director of Business Development and Licensing

Bernie Romanin : Director of Marketing

Richard Walmsley : Director of Product Development

PRINCIPAL ADMINISTRATION OFFICE

63 Wells Road
Chelsea Heights VIC 3196
Australia
Tel +61 3 9782 7333
Fax +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

SHARE REGISTRY

Computershare Registry Services Pty Ltd
12/565 Bourke Street
Melbourne VIC 3000
Tel +61 3 9611 5711

AUDITORS

Deloitte Touche Tohmatsu
505 Bourke Street
Melbourne VIC 3000

SOLICITORS

Minter Ellison
Rialto Towers, Level 23
525 Collins Street
Melbourne VIC 3000